ATTORNEYS AT LAW One Independent Drive, Suite 1300 Jacksonville, FL 32202-5017 P. O. Box 240 Jacksonville, FL 32201-0240 904.359.2000 TEL 904.359.8700 FAX www.foley.com

December 29, 2006	WRITER’S DIRECT LINE 904.359.8713 lkelso@foley.com EMAIL CLIENT/MATTER NUMBER 080252-0102

Mail Stop 3561

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-9303

Attention:	Mr. Duc Dang
Mr. John Reynolds

Re:	Boulder Specialty Brands, Inc.
Proxy Statement on Schedule 14A
Filed October 27, 2006
File No. 000-51506
Form 10-K for the Year Ended December 31, 2005
File No. 000-51506

Ladies and Gentlemen:

This letter is in response to your comment letter dated December 12, 2006. Your comments are reproduced below in bold italics, followed in each case by our response on behalf of our client, Boulder Specialty Brands, Inc.

To facilitate the staff’s review of the filing, we are furnishing to Mr. Duc Dang under separate cover four copies of this letter and the blacklined printer’s proof of the amended proxy statement being filed contemporaneously herewith. Please note that in some instances the blacklining software blacklines formatting changes and may not blackline specific word changes where we have submitted blocks of text to facilitate the printer’s revisions. It also failed to blackline some of the changes to the notes to GFA’s audited financial statements. We have tried to identify as many of these instances we could in the responses below.

Boston Brussels CHICAGO Detroit JACKSONVILLE	LOS ANGELES MADISON MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Securities and Exchange Commission

December 29, 2006

General

1.	In the appropriate location, please revise to provide a section to disclose the information that would be required by Items 401 and 402 of Regulation S-K.

Boulder’s directors will remain the same before and after the merger. Accordingly, a vote on the merger does not represent an indirect vote by Boulder’s shareholders for the election of new Boulder directors. As a result, the information required by Items 401 and 402 of Regulation S-K regarding management and management compensation is not required to be included in the proxy statement.

Summary Term Sheet

2.	We note the disclosure here and later in the document that the opinion of the financial advisor is that the merger consideration to be paid is “fair to us.” Please revise to clarify if the proposal is fair to the investors in your initial public offering (IPO).

We are not able to make any changes to the opinion of Duff & Phelps. However, we have responded to this comment by adding disclosure on page 8 and clarifying the disclosure on page 49.

3.	We note that the proposals require the affirmative vote of the majority of the shares present or represented by proxy. It appears that a failure to vote would not have an effect on the proposals so long as a quorum is met. If so, please revise to clarify.

We have revised the summary question and answer section, on page 8, and the “Required Vote” sections in each of Proposals 1 (on page 49), 2 (on page 64), 4 (on page 74) and 5 (on page 75) to clarify that a failure to vote would not have an effect on Proposals 1, 2, 4 or 5 so long as a quorum is met.

Proposal 3 did not require revision because a failure to vote for this proposal would have the effect of a vote against it. Proposal 3 requires the affirmative vote of 75% of our outstanding stock.

4.	Please revise to include a question and answer to address the results should you not consummate this merger. Disclose how much of the trust proceeds you have spent and how much remain available for an additional search of targets.

We already have a section, on page 3 titled “Consequences if the Merger Proposal is not Approved.” Rather than add a separate question and answer on this topic, we have chosen to expand the existing section to avoid undue repetition. The new language added to the second paragraph of this section discloses that (1) Boulder has spent $750,000 in interest it was permitted to take out of the trust account and (2) no additional trust account funds are available to use in searching for new business combination targets.

Securities and Exchange Commission

December 29, 2006

Selected Historical Financial Information of GFA, page 10

5.	The line item called “long term obligations” appears to include the short term portion of the long term debt. Please add a note to the selected data to clarify the components of long-term obligations. Also, please tell us why the long term deferred tax liability is not included in this balance.

We have responded to this comment by revising the table on page 11 to include line items for the current portion of long-term debt and the current and non-current deferred tax liability. No note has been added because the new line items clearly identify the components of the long-term obligations.

Risk Factors, page 13

6.	Please revise risk factor one to be more specific. Clarify how much of GFA’s current product line is derived from the subject licenses and how a termination of such relationship would affect GFA’s product offering.

We have revised the first risk factor, on page 14, to disclose the percentage of sales that are derived from the subject licenses and to clarify the extremely adverse effect of the termination of the relationship on GFA’s product offering.

7.	Most of your risk factor subheadings currently only state facts. Please revise your risk factor subheadings to both highlight the risks and the resultant harm that would occur should the risk highlighted materialize.

We have revised the risk factor subheadings to highlight the risks and resultant harm that would occur should the risk materialize for:

•	the intellectual property risk factor on page 14, to disclose the harm that could result from Boulder’s inability to protect GFA’s intellectual property;

•	the margarine sales risk factor on page 15, to disclose the harm that could result from GFA’s dependence on sales of its margarine products;

•	the long-term contracts risk factor on page 16, to disclose the harm that could result from the absence of any long-term contracts;

Securities and Exchange Commission

December 29, 2006

•	the small number of customers risk factor on page 16, to disclose the harm that could result from GFA’s dependence on a small number of significant customers;

•	the third-party manufacturers risk factor on page 16, to disclose the harm that could result from GFA’s dependence on third-party manufacturers;

•	the distributor risk factor on page 17, to disclose the harm that could result from GFA’s reliance on one distributor;

•	the advertising risk factor on page 17, to disclose the harm that could result should regulators determine that GFA’s advertising is false or misleading;

•	the consumption liability risk factor on page 18, to disclose the harm that could result from any liability resulting from illness, injury or death caused by the consumption of GFA’s products;

•	the business combination risk factor on page 20, to disclose the harm that could result from Boulder’s inability to complete a business combination within the required time period;

•	the financial interest risk factor on page 22, to disclose the harm that could result from Boulder’s officers and directors having financial interests that differ from Boulder’s stockholders;

•	the “independent” director and officer risk factor on page 22, to disclose the harm that could result from actions taken by Boulder’s directors and officers that are contrary to Boulder’s best interest;

•	the private placement control risk factor on page 24, to disclose the harm that could result from the private placement investors controlling Boulder’s voting securities;

•	the debt financing risk factor on page 26, to disclose the harm that could result from Boulder’s need to service our secured debt financing; and

•	the secured debt financing risk factor on page 27, to disclose the harm that could result from the restrictions on Boulder’s operations contained in the secured debt financing loan agreement.

8.	Risk factor four appears to address the risk associated with plans to grow your product line. Many companies across industries are subject to the uncertainty involved with attempts at growth, either organizationally or product offering wise. As such, it appears

Securities and Exchange Commission

December 29, 2006

the risk associated with “planned increases” and “growth strategy” is speculative as well as broad and generic. Please revise the risk factor to be more specific or remove. This also applies to risk factors 6, 7, and 15.

We have deleted:

•	risk factor 4, on page 14 of the initial filing, which discussed the risks associated with the planned increase in the number of GFA products;

•	risk factor 6, on page 15 of the initial filing, which discussed the risks associated with expansion into new geographic markets;

•	risk factor 7, on page 15 of the initial filing, which discussed the risks associated with managing GFA’s planned growth; and

•	risk factor 15, on page 17 of the initial filing, which discussed the risks associated with gaining consumer acceptance in new markets.

9.	In risk factor five and other risk factors as applicable, please revise the narrative to discuss in greater detail the harm that could result to the company should the risk materialize.

We have revised the narrative in:

•	the long-term contracts risk factor (risk factor 5) on page 16, to disclose the harm that could result from having no long-term contracts with customers;

•	the advertising risk factor on page 17, to disclose the harm that could result from a regulator’s determination that GFA’s advertising is false or misleading; and

•	the control of Boulder’s voting securities risk factor on pages 24-25 to explain the ability of the private placement investors to influence our corporate direction.

10.	Risk factors 10 and 16 appear to address similar risks. Please revise to limit repetition.

We have responded to this comment by deleting risk factor 10 and moving risk factor 16 to page 17 in order to limit repetition.

Securities and Exchange Commission

December 29, 2006

11.	Please revise risk factor 14, regarding arrangements with suppliers or service providers, to describe in greater detail how the risk is specific to your company.

We have responded to this comment by combining risk factor 14 with and revising risk factor 9. The new combined risk factor, which appears on page 16, addresses GFA’s reliance on the outsourcing of manufacturing.

12.	Risk factor 18, the risk associated with internal controls and procedures appears to affect every public company, Please revise to discuss how the risk is specific to you.

We have deleted risk factor 18 that appeared on page 18 of the initial filing in response to this comment.

13.	It is not clear how the cost of being a public company is a risk that is specific to you as disclosed in risk factor 19. Please revise to clarify.

We have deleted risk factor 19 that appeared on page 19 of the initial filing in response to this comment.

14.	Please revise risk factor 25 and the disclosure elsewhere in this document to clarify how you intend to dissolve and liquidate pursuant to Delaware law should you fail to consummate a business combination by the deadline date.

We have added a new risk factor, the second risk factor beginning on page 20 under the caption “Risks Related to Boulder” to disclose how Boulder intends to dissolve and liquidate pursuant to Delaware law if it fails to complete a business combination and the risk and potential resultant harm associated with the process. The third risk factor in this section is a re-write of a risk factor in the initial filing disclosing risks regarding the amount of liquidating distributions.

We have also added disclosure elsewhere under the heading “Consequences if Merger Proposal Not Approved” beginning on page 46 and under the same caption on page 3, in the summary section.

15.	Please revise risk factor 33 to disclose the amount of related investor warrants to be issued in the private placement and to describe in more detail the dilutive effect that the exercise of these warrants will have upon the shareholders. Also revise accordingly risk factor 37 regarding the adverse effect that these securities will have on the market price of the company’s common stock.

We have added the number of investor warrants to the first sentence of the dilution risk factor on page 24. The investor warrants have no additional dilutive effect beyond that of the Series A preferred stock because they do not become exercisable unless we redeem the Series A

Securities and Exchange Commission

December 29, 2006

convertible preferred stock. In other words, the warrants are intended to offer exactly the same upside with respect to our common stock as the Series A convertible preferred stock offers prior to its redemption. We have revised the first bullet point to the dilution risk factor, on page 24, and the summary question and answer section, on page 5, to clarify that the investor warrants have the same dilutive effect on Boulder’s common stock as the Series A convertible preferred stock.

Because the warrants have no additional dilutive effect, we have not revised the issuance of additional shares of common stock risk factor, on page 24, to describe any additional adverse effect the exercise of the investor warrants would have on the market price of Boulder’s securities.

16.	Please revise risk factor 34 to actually discuss the risk involved with having a limited number of investors owning over a majority of your shares.

We have revised the private placement investor control risk factor, beginning on page 23, to disclose the risks associated with having the private placement investors control Boulder’s voting securities.

17.	Please revise the wording to clarify the second sentence in the narrative in risk factor 35.

We have revised the second sentence in the Series A preferred stock rights risk factor, on page 25, to clarify the exceptions that apply to the corporate actions for which Boulder must seek the approval of the holders of the Series A convertible preferred stock and to clarify the maximum amounts that apply to Boulder’s ability to make acquisitions or dispositions without approval.

Proposal 1: The Merger Proposal, page 30

18.	We note the disclosure on page 30 that you had a list of over 165 potential candidates prior to your IPO. Please revise to clarify if you disclosed the fact that you had such list in your IPO prospectus and if not, disclose the reasons for such omissions.

We have added three new sentences beginning with “During the period,” on page 30, in the fifth paragraph under the heading “Background of the Merger” to disclose that Boulder had a preliminary list of candidates prior to our IPO that we did not disclose as part of the IPO because it was only preliminary and subject to change. We have also added two sentences at the end of the fifth paragraph to disclose that GFA was not on the list of 165 potential candidates and that GFA first made contact with Boulder in May 2006.

Securities and Exchange Commission

December 29, 2006

19.	Please revise to clarify if there are any preexisting relationships between any of your initial securities holders and any insiders of GFA.

We have added a sentence to the paragraph beginning with “On May 3, 2006,” on page 31, to disclose that there was no pre-existing relationship between any of Boulder’s initial shareholders and any insiders of GFA.

20.	Please revise to briefly describe the information provide by GFA in the presentation referred to in the top of page 32.

We have added a description of the information provided by GFA in the presentation in the paragraph beginning with “On May 18, 2006,” on page 32.

21.	We note the disclosure in the third full paragraph on page 32 that the board agreed that a valuation of $525 million was appropriate. Please revise to clarify how such valuation was reached. Identify who prepared such valuation.

We have revised the paragraph beginning with “On May 25, 2006,” on page 32, to clarify how the valuation of GFA was reached and to identify who prepared the valuation.

22.	Please revise to define your use of the term “roll-over equity.”

We have removed the term “roll-over equity” from the proxy statement in response to this comment and substituted the concept of GFA stockholders receiving Boulder common stock.

23.	We note that Citigroup was your financial advisor with regards to this transaction. Please revise to discuss the conflict involved with the fact that they were also your underwriters in the IPO and are owed deferred compensation. Please revise to disclose the fees that they have received or will receive for their assistance as an advisor.

We have added a new section, on page 36, titled “Interest of Citigroup in the Merger; Fees” to respond to this comment.

24.	We note the disclosure on page 32 that the “financial advisors were unable to resolve their valuation disagreements.” Please revise to clarify if the noted statement refers to Citigroup’s valuation or the board’s.

We have revised the paragraph beginning with “On May 30, 2006,” on page 32 to clarify that both parties’ financial advisors were unable to resolve their respective valuation disagreements.

Securities and Exchange Commission

December 29, 2006

25.	Please revise to clarify the date at which you had begun efforts to secure the private placement and debt financing.

We have revised the paragraph beginning on page 33 beginning with “Between mid-June 2006” to clarify the dates Boulder began efforts to secure the private placement and debt financing.

26.	Please revise to disclose the date and reason you decided not to pursue the opportunity that was due on June 9, 2006.

We have added disclosures at the end of the paragraph on page 33 beginning with “On June 5, 2006” to state the date and reason for deciding not to pursue the opportunity that was due on June 9, 2006.

27.	Please revise the disclosure at the top of page 34 to disclose the date at which the company executed the agreement that bound it to this transaction.

We have revised the paragraph beginning with “On September 25, 2006,” on page 34 to disclose the date the company signed the merger agreement. Additional blacklining appears in this paragraph as a result of formatting changes.

28.	In the first bullet point on page 34, please revise to quantify the nominal value paid by the initial securities holders for their securities. Also, we note the disclosure that because of a possible increase or decrease in market prices, “determining what the financial impact of the merger will be on [your] executive officers, directors and senior advisors is impossible.” Please revise to clarify, however, since the prices for which they acquired such securities were nominal, it would appear they would profit regardless of the drop in price.

We have responded to this comment by adding a statement to the first bullet point on page 35 regarding the nominal value paid by the initial stockholders. We have also explained, in the same statement, how Boulder’s executive offers, directors and senior advisors will realize some profit regardless of any drop in price.

29.	Please revise the second bullet point to clarify if such individuals are jointly and severally liable under your indemnity agreements. Also, please revise to clarify the company’s obligation to enforce the claims against such individuals if they assert they are not able or liable to satisfy their obligations.

We have revised the second bullet point on page 35 to discuss, in plain English, the joint and several liability of the individuals and the nature of Boulder’s obligation to enforce claims against the individuals, if necessary.

Securities and Exchange Commission

December 29, 2006

30.	Please revise to disclose here, or provide a cross reference to such information, the details of the debt to be incurred in this transaction.

We have provided a cross-reference to the details of the debt (and the private placement) to be incurred in the new paragraph added after the paragraph that begins “On September 25, 2006,” on page 34.

31.	On page 35, we note that you had specific investment criteria. It is not clear if such specific criteria were disclosed in your IPO prospectus. Please advise. If such specificity was not provided, please revise to clarify why such disclosure was not material.

Boulder disclosed many specific, but not exclusive, investment criteria in several sections of its IPO prospectus, including the following (page references are to pages in the IPO prospectus):

•	“our management team’s familiarity with the food an beverage industries and their backgrounds within these industries” (second paragraph on page 46);

•	“specialty and ethnic foods and beverages” and “natural and organic foods and beverages” (second and third bullet points under the third paragraph on page 46);

•	“the best opportunity or opportunities for us to grow and make a post-combination business more profitable” (second paragraph on page 47);

•	“growth potential” (second bullet point on page 53);

•	“strong brand/private label positioning” (last paragraph on page 48);

•	“brand potential” (third bullet point on page 53);

•	“proprietary aspects of products and the extent of intellectual property or other protection for products or formulas” (11th bullet point on page 53);

•	“expandable specialty market presence” – smaller markets but “also carry higher margins” (first paragraph on page 49);

•	“cross marketing opportunities among distribution channels” and ability to “introduce complementary products that are natural extensions of . . .existing product lines” (last two paragraphs on page 47);

Securities and Exchange Commission

December 29, 2006

•	“opportunities to outsource production and realize manufacturing cost reductions” (first bullet point under second paragraph on page 48);

•	“capital requirements” (fifth bullet point on page 53); and

•	“expanding sales through entry into new geographic markets or customer channels” (first paragraph on page 49).

We have expanded the disclosure of these investment criteria beginning on page 36 of the amended proxy statement. Because the former caption, “Investment Criteria,” may have erroneously suggested that the bullet points under this caption match bullet by bullet a mirror image list in the IPO prospectus, we have changed the caption on page 36 to “Strategic Fit.” The items under this caption illustrate the application of investment criteria mentioned in the IPO prospectus as specifically applied to GFA.

32.	Please revise to quantify “high gross profit margins” referenced on page 36.

We have clarified, on page 37, that the “high gross profit margins” are “in excess of 50%.”

33.	On page 36, we note that GFA’s business requires a “relatively low level of fixed assets investment and working capital requirements” and has a “relatively high cash flow generation.” Please revise to clarify the comparisons made by your use of the term “relatively.” Also, please revise to quantify the “low level of fixed asset investment,” “working capital requirements,” and “high cash flow generation as a percentage of net sales.”

We have revised the paragraph under the caption “Low to moderate capital requirements,” on page 37, to delete the word “relatively,” quantify the fixed asset investment and working capital, and delete the references to high cash flow generation.

34.	We note the disclosure on page 54 of your IPO prospectus that the “fair market value of a target business or businesses will be determined by our board of directors.” It is not clear from the disclosure if the board itself conducted due diligence and determined the value of GFA or if it relied on third parties for such information. Please revise to clarify.

We have added a new disclosure under the caption “Due Diligence,” on page 38, to disclose how Boulder determined the fair market value of GFA.

Securities and Exchange Commission

December 29, 2006

Please note that the disclosure on page 54 of the IPO prospectus specifically related to a board determination that Boulder’s initial business combination must satisfy the minimum size requirement in our certificate or incorporation. Boulder did not intend to imply by that disclosure that only the board would engage in due diligence, which would be contrary to the oversight role of the board under state law.

Fairness Opinion, page 36

35.	We note the various figures needed to perform the discounted cash flow analysis. Please revise to disclose the underlying figures and projections used to conduct the analysis. So that investors can understand the context of those figures, please compare them to historic and current financial data of the company.

We have responded to this comment, on page 41, by including the projections used to perform the discounted cash flow analysis. We have also added a table at the top of page 42 that includes historic and current financial data of GFA.

36.	We note the companies listed as comparables on page 40. Because enterprise value is a determined by market capitalization, which is in turn affected by revenues and profits, please revise to disclose the revenues and profits for the comparable companies and compare them to those of GFA so that investors can determine if they are in fact reasonably comparable.

We have responded to this comment by adding revenue information for the comparable companies on page 42. We have added EBITA information for the comparable companies on page 42 instead of profit information because Duff & Phelps believes EBITA is a measure generally accepted in the financial community in the valuation of securities. We compared the new information with GFA in the second paragraph on page 43.

37.	It is not clear why Duff and Phelps selected such a high multiple range on page 41 for the comparable company analysis. Please revise to clarify why such range is reasonable in light of the ranges disclosed on page 40. Clarify if management believes using the high end of the ranges is reasonable.

Duff and Phelps responded to this comment by adding the second sentence in the second paragraph on page 43 to clarify why they selected a high multiple range. We have added the third sentence, which states that management agrees with their decision.

Securities and Exchange Commission

December 29, 2006

38.	On page 41 you disclose $20.7 million in “EBITA” for GFA. Please clarify the period and provide the disclosures required by Item 10(e) of Regulation S-K, including a reconciliation to net income.

We have not provided the requested reconciliation and other information for EBITA required by Item 10(e) of Regulation S-K because subparagraph (6) states that Item 10(e) does not apply to disclosures concerning a proposed business combination in discussions of fairness opinions that are subject to Item 1015 of Regulation M-A. Item 1015 applies to this section of the proxy statement.

We have clarified the period for $20.7 million in GFA EBITA by revising the LTM lines on the second table on page 43 to state “LTM ended June 30, 2006.”

39.	On page 41 you project “EBITA” for 2006. Please provide the disclosures required by Item 10(b) of Regulation S-K, including a discussion of the key assumptions underlying the projection.

Please see the response to comment 38.

40.	We note the companies listed as comparable transactions. Please revise to disclose the revenues and profits of the comparable acquired companies listed on page 41.

We have responded to this comment by adding revenue information for the comparable transactions on page 43. We have added EBITA information for the comparable transactions on page 43 instead of profit information because Duff & Phelps believes that EBITA is a measure generally accepted by the financial community in the valuation of securities.

41.	On page 42, we note that because of the listed companies on page 41, only Horizon Organic Holding Corp had a similar LTM revenue growth rate, that Duff and Phelps used a multiple of 34.3 instead of looking for other similar transactions or using the revenue multiple instead. This appears to provide a one sided valuation. Please revise to clarify if management believed this approach to be reasonable based upon their judgment and the “standards generally accepted by the financial community.”

Two new sentences have been added to the third paragraph, including a statement on page 44 that management agrees with Duff & Phelps’s assessment.

Securities and Exchange Commission

December 29, 2006

42.	Please revise to quantify the out of pocket expenses due to Duff and Phelps. Also, please revise to clarify if the $550,000 fee has already been paid and if not, clarify if it is contingent on the merger taking place or if a waiver has already been executed.

We have responded to this comment by adding a statement at the end of the first paragraph on page 45 disclosing the out-of-pocket expenses due to Duff and Phelps. We have also added a statement in the middle of the first paragraph on page 45 disclosing the amount of the fee already paid, that the fee is not contingent and that no waiver has been obtained.

43.	We note the disclosure on page 42 that Duff and Phelps has not provided financial advisory services to either GFA or TSG Consumer Partners. Please revise to clarify if the noted disclosure also applies to your initial shareholders.

We have responded to this comment by adding a statement at the end of the second paragraph on page 45 that Duff & Phelps has not represented Boulder’s initial shareholders, GFA or TSG Consumer Partners.

The Merger Agreement, page 45

44.	Please disclose the number of stockholders of GFA that will receive cash as consideration for the merger.

We have added the number of GFA shareholders (a total of 17) that will receive cash consideration for the merger to the first paragraph under the caption “Merger Price,” on page 50.

45.	Please revise to define the “certain types of indebtedness” that will be used as part of the measure to determine if additional payments will be made to GFA stockholders.

We have revised the second paragraph under the caption “Merger Price,” on page 50, to define the types of indebtedness that will be used to determine if additional payments are necessary.

46.	Please revise to elaborate on the certain bonuses that will be paid. To the extent possible, quantify the amounts likely to result so that investors can understand the merger price fully.

We have revised the third paragraph under the caption “Merger Price,” on page 50, to elaborate on the bonuses to be paid.

Securities and Exchange Commission

December 29, 2006

47.	Because of the possible adjustments in the purchase price, please revise to clarify if there is a possibility there will not be enough cash to effect the business combination. If such possibility of a shortfall exists, please revise to clarify how a shortfall would be funded.

We have revised the fifth paragraph on page 51 to disclose the possibility of not having enough cash to complete the business transaction and the sources for funding any shortfall.

48.	Please revise to quantify the third party fees and expenses that will reduce the cash consideration referenced in the first paragraph on page 46.

We have revised the third paragraph on page 51, to disclose the reasons for Boulder’s inability to quantify the third party fees and expenses that will reduce the cash consideration.

49.	Please revise to clarify if this merger structure allows up the maximum number of share conversions. Can 19.99% of your shareholders convert their shares without creating a shortfall?

We have revised the sixth paragraph on page 51, to disclose that the maximum conversion of Boulder’s shares would not create a shortfall.

50.	We note the reference to “among other things” when discussing the conditions to the merger on pages 46, 47 and elsewhere. Please revise to confirm that you have disclosed all the material terms and conditions in the proxy.

We have removed the term “among other things” from the discussion of the conditions to the merger on page 52 and inserted a new bullet point under GFA’s obligation to complete the merger (as the third bullet point) and under Boulder’s obligations to complete the merger (as the third bullet point) to disclose the remaining closing conditions.

51.	Please revise to clarify what would happen to GFA’ s current management as a result of this transaction.

We have added a second paragraph to the section titled “GFA Employees,” on page 57, to discuss the effect the GFA merger will have on GFA’s current management.

Securities and Exchange Commission

December 29, 2006

Proposal 2: The Private Placement, page 52

52.	We note the disclosure on page 53 that the offer of securities in the private placement was made pursuant to section 4(2) or “other appropriate exemptions.” Please revise to disclose, specifically, which exemptions were relied upon when the private placement was structured.

We have deleted the phrase “other appropriate exemptions” from the disclosure in the first sentence of the third full paragraph on page 59.

53.	Please revise to identify the purchasers in the private placement.

We have added a new paragraph on page 59 that identifies the investors.

54.	Please expand your discussion of the private placement to disclose whether significant stockholders or other related parties of GFA will be participating in the private placement and to what extent.

The second sentence of the new paragraph on page 59 states that no stockholders, officers or directors of GFA are participating in the private placement.

55.	To the extent that you are required to pay periodic dividends, please revise to disclose your dividend obligations.

We have added a reference to the Series A preferred dividend to the last paragraph on page 58. Please note that the dividend is already described in this section in the first bullet point on page 64, including the effect of failing to pay the dividend in cash (which will increase the liquidation preference and therefore will increase the number of shares issuable upon conversion of the Series A preferred stock or the exercise of the related investor warrants).

56.	In the last bullet point on page 57, please revise to clarify the reference to “then-market price.” Do you mean the market price of the preferred or common?

We have revised the last bullet point on page 64 to clarify that the then-market price is for the common stock.

57.	Please revise to disclose the deadline associated with your obligation to be quoted on the NASDAQ and to register the privately issued shares.

We have described the listing and registration deadlines in the first full paragraph after the bullet points on page 64.

Securities and Exchange Commission

December 29, 2006

58.	We note the disclosure on page 58 that broker non-votes will have the same effect as a vote against the private placement. It is not clear how that is the case once you have obtained a quorum. Please advise.

Approval of the private placement requires the affirmative vote of a majority of the shares present in person or by proxy at the special meeting. A broker non-vote, like an abstention, would be considered to be present at the special meeting. As a result, because the broker non-vote is considered to be present at the meeting and not part of the necessary majority vote, it would act as a vote against the proposal.

Information about GFA, page 70

59.	We note the disclosure that GFA is currently “believed to be one of the largest marketers of functional food products in the U.S.” Please revise to identify the parties that have the noted belief.

We have revised the first sentence under the caption “Background of GFA,” on page 76, to disclose that GFA “is a fast growing marketer of functional food products in the U.S.”

60.	Please revise to clarify what control you have if any over the manufacturing of your products.

We have added a new paragraph towards the top of page 81, to disclose the control GFA has over the manufacturing of its products.

61.	Discuss the material terms of your third party manufacturing and distribution arrangements.

We have added the first sentence of the second paragraph under the caption “Manufacturers,” on page 80, to disclose additional material terms of GFA’s third-party manufacturing arrangements to supplement the material terms previously disclosed in the initial filing.

We have added a third paragraph under the caption “Sales and Distribution,” on page 79, to disclose the material terms of GFA’s third-party distribution arrangements.

Securities and Exchange Commission

December 29, 2006

Industry Overview and Trends, page 72

62.	We note that you make several assertions regarding market conditions. Please provide us with reasonable support for the assertions and summarize the support in your proxy statement. If a third party is the source of the information, please name the third party and the publication where the information can be found.

We have revised the third paragraph under the caption “Industry Overview and Trends,” on page 78, to disclose the third party sources for assertions regarding market conditions and to correct the statistics, based on the sources. We are providing copies of these materials, listed below, to the staff supplementally under separate cover for their information:

1. Article titled “Opportunities in Nutraceuticals and Pharmaceuticals” from the January – March 2003 issue of Auri AG Lunovation News:

•	See the fourth paragraph supporting the statement in the second sentence of the paragraph on page 78 of the proxy statement regarding the $28 billion estimated size of the functional food segment in 2006;

2. Information on “Functional Food Categories and Growth” from BCC, Inc.:

•	See the far right column supporting the statement in the third sentence of the paragraph on page 78 of the proxy statement regarding the 2001-2007 estimated compound annual sales growth rate of 13.3%;

3. “GMA Company Health and Wellness Initiations Survey” conducted by Georgetown Services, LLC in July 2005:

•	See page 5 of the summary, supporting the statement in the last sentence of the paragraph on page 78 of the proxy statement regarding the number of products introduced or reformulated to promote nutrition and health.

We are still waiting to receive the source materials confirming the 2% to 3% annual growth rate of the overall food sector and functional food’s 7% share of the $377 billion packaged food industry, in the second and third sentences of this paragraph. We will include references to the sources in the next filing.

Securities and Exchange Commission

December 29, 2006

Marketing, page 74

63.	We note the disclosure of your plans for marketing. Please revise to discuss your current marketing efforts.

We have revised the second paragraph under the caption “Marketing,” on page 80, to disclose GFA’s current marketing efforts.

Manufacturers, page 74

64.	Please revise to quantify the percentage of your products that the third party manufacturer with financial difficulties produces.

We have revised the last paragraph before the caption “Competition,” on page 81, to disclose that the third party manufacturer with financial difficulties produces products accounting for 30% of GFA’s sales.

65.	Please revise to expand the disclosure regarding GFA’s intellectual property. Discuss the material terms of the agreement(s) that control your intellectual property. Clarify if you own any of your intellectual property and disclose the patent numbers for all patents you utilize.

We have revised the section under the caption “Intellectual Property,” beginning on page 81, to discuss the material terms of the intellectual property agreements, to disclose the ownership status of the intellectual property and to disclose the patent numbers for the patents that are utilized.

66.	We note that you have 14 full-time employees. Due the limited number of employees, please revise to provide a breakdown of their responsibilities so that investors can understand how a company of GFA’s size and value is able to operate with 14 full-time employees.

We have revised the paragraph under the caption “Employees,” on page 83, to provide a breakdown of GFA employee responsibilities and to indicate that GFA requires a small number of employees due to its outsourcing of manufacturing.

Management’s Discussion and Analysis of Financial Condition, page 78

67.	We believe your MD&A sections for GFA could benefit from expanded “Overview” sections that offer investors an introductory understanding of GFA and the matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. A good introduction, accordingly, might include a

Securities and Exchange Commission

December 29, 2006

discussion of the following: the economic or industry-wide factors relevant to the company; a discussion of how the company earns or expects to earn revenues and income; the identity of the company’s primary business lines, location(s) of operations and principal services; and insight into material opportunities, challenges, risk and material trends and uncertainties. To the extent known, provide insight into challenges, risks and opportunities of which management is aware and discuss any actions being taken to address the same. For a more detailed discussion of what is expected in both this subheading and the MD&A section in general, please refer to: http://www.secgov/rules/interp/33-8350htm. See also, Item 303 of Regulation S- K.

A detailed “Overview” section has been added to MD&A for GFA, beginning on page 85.

68.	Provide a discussion of material customer incentives offered in connection with the purchase or promotion of your products, such as discounts, coupons, rebates, slotting fees, and other consideration. Discuss the impact of these items on current and future operations; clarify the amount of each category treated as a reduction of revenue and the amount recorded as a component of selling expenses. Revise your discussion of revenue recognition on page 88 and in your footnotes to clarify that incentives recorded as a component of selling expenses result in an identified benefit sufficiently separable from the customer’s purchase of your products such that you could have entered into an exchange transaction with a party other than a purchaser of its products or services in order to receive that benefit. See EITF 00-22 and 01-09.

GFA has responded to this comment by revising the disclosure under the heading “Revenue Recognition” on page 97. The revisions discuss the marketing and promotional tools used by GFA and confirms that the accounting treatment is consistent with EITF 01-09.

GFA has added disclosure under the heading “Revenue Recognition” to conform this disclosure to the disclosure on page 97 in the following notes:

•	Note 2 on page FS-56;

•	Note 1 on page FS-67;

•	Note 1 on page FS-80; and

•	Note 1 on page FS-93.

69.	Revise your discussions on page 79, 80 and 82 related to selling, general and administrative expenses to provide the underlying reasons the advertising, marketing

Securities and Exchange Commission

December 29, 2006

and distribution costs increased during the respective periods. Also for the results of operations comparison of 2004 to 2003, provide the underlying reasons for the increase in higher compensation costs and professional fees as well.

GFA has revised the paragraphs under the caption “Selling, General and Administrative,” on pages 87, 88 and 90, to disclose the underlying reasons for the increased costs during the respective periods.

GFA has also added the final two sentences in the paragraph under the caption “Selling, General and Administrative,” on page 90, to provide the reasons for the increase in compensation costs and professional fees.

70.	On pages 81 and 83, you report net income of $2.1 million for the three months ending March 31, 2004. This amount does not agree to the financial statements. Please revise this section to clarify the amounts you are using for comparison purposes and to clarify how they reconcile to the financial statements provided.

GFA’s net income sections at the top of page 90 and the bottom of page 91 have been revised to clarify how GFA’s reported net income reconciles to its financial statements.

Liquidity and Capital Resources, page 83

Cash Flows, page 83

71.	The 2004 balances used in your discussion of cash flows do not appear to agree to the cash flow balances on the statement of cash flows as of December 31, 2004. Please explain the reason for the differences and revise the document to clarify.

GFA has revised the disclosures under the caption “2005 Compared to 2004” and “2004 Compared to 2003,” on pages 92 and 93 to reconcile GFA’s discussion of the cash flows with its statement of cash flows.

72.	In the second to last paragraph on page 84 you state the $3.9 million of cash used in investing activities as of December 31, 2003, was primarily for the purchase of investments. Since the investments purchased during this period equaled $18.3 million, revise to disclose that cash flows from investing activities was also affected by the sale of investments of $14.5 million. Also, revise the other cash flow discussions to include any other significant cash transactions that are not already disclosed.

GFA has revised the disclosures under the caption “2005 Compared to 2004” and “2004 Compared to 2003,” on pages 92 and 93 to respond to this comment.

Securities and Exchange Commission

December 29, 2006

Related Party Transactions, page 86

73.	Please revise to clarify your use of the term “GFA merger” in the first paragraph under this caption.

We have clarified the use of the term “GFA merger” in the first paragraph on page 95, by using “proposed merger with a Boulder subsidiary.”

74.	Disclose the related party relationships that will continue after your business combination with GFA.

GFA has added a sentence to the end of paragraph three under the caption “Related Party Transactions,” on page 95, to disclose that GFA’s management agreement with Mason Sundown Management, LLC will terminate after the GFA merger. GFA has also added a sentence at the end of paragraph four under the caption “Related Party Transactions,” on page 95, to disclose that GFA’s lease with Woodland Company will likely become a month to month lease arrangement after the GFA merger.

Management’s Discussion and Analysis of Financial Condition of Boulder, page 90

75.	Please add disclosure describing the accounting for the outstanding warrants, including the historical and potential future volatility in your income statement from the requirement to mark the warrants to fair value each period.

We have added new disclosures under the caption “Accounting for Warrants – Derivative Liability” appearing under the heading “Off-Balance Sheet Arrangements; Commitments and Contractual Obligations – Critical Accounting Policies and Estimates,” on page 104 to describe the accounting for the outstanding warrants.

76.	We note the disclosure on page 92. Specifically, we note that you appear to owe Citigroup about $5.6 million. Please revise to clarify when you determined to use Citigroup since you disclosed that you “may” use them when your IPO prospectus went effective. Discuss the services Citigroup performed to receive their fees.

We have added the final two sentences in the new paragraph beginning with “At the completion of our initial public offering,” on page 102, to disclose when Boulder decided to use Citigroup and the services that they performed to receive their fees.

77.	In connection with the preceding comment, please revise to clarify how your use of Citigroup and other expenses appears to be consistent with your disclosure on page 36 of your IPO prospectus that you “believe that amounts not held in trust will be sufficient to pay the cost and expenses to which such proceeds are allocated.” This

Securities and Exchange Commission

December 29, 2006

belief is based on “research done by your initial shareholders.” Please compare the actual expenses, including current liabilities, with those expenses described in your IPO prospectus.

We have added the first three sentences of the new paragraph beginning with “At the completion of our initial public offering,” on page 102, to clarify how the use of Citigroup is consistent with the disclosures in Boulder’s IPO prospectus. We have also added two new paragraphs beginning with “At our initial public offering,” on page 102, to clarify why Boulder’s expenses ended up being much greater than the estimates disclosed in its IPO prospectus.

78.	Please provide disclosure detailing the steps taken by the company to obtain waivers from vendors or other contracted parties, including those listed in this section, from having rights or claims to the proceeds held in trust, e.g., legal, accounting, Citigroup Global Markets, etc.

We have added six paragraphs under the caption “Liquidity and Capital Resources,” beginning at the bottom of page 100, to detail the steps Boulder has taken to obtain waivers from the contracted parties and vendors.

79.	Based on the estimates on page 92, it does not appear that you will have enough cash to search for an alternative transaction if you do not consummate this merger. Please revise to clarify how you would look for an alternative if this transaction fails.

We have revised the disclosure on page 102 to disclose that Boulder will not be able to search for or negotiate to complete an alternate business combination without raising additional working capital in the event Boulder does not complete the GFA merger. We also added a disclosure on page 102 to state that Boulder’s founding directors and initial stockholders may provide it with additional capital, although they have no obligation to do so.

In addition, we have added a new risk factor, on page 20 immediately after the caption “Risks Related to Boulder,” to describe Boulder’s need for additional funds in order to search for an alternative transaction if the GFA merger is not completed.

Securities and Exchange Commission

December 29, 2006

Beneficial Ownership of Securities, page 95

80.	It is not clear why the public warrants are not included with the disclosure in this section as such warrants will be exercisable within 60 days of the definitive proxy being filed, unless you hold your vote 60 days after the such proxy is filed. Please advise. Also clearly disclose whether the table includes the exercise of the investor warrants issued in the private placement.

We have not included the public warrants in the beneficial ownership table because we cannot assume that the public warrants will be exercisable within 60 days of the definitive proxy being filed. Boulder’s shareholders may not approve the GFA merger and therefore, the public warrants would not be exercisable until an alternate business combination is completed. However, we have revised footnotes nine and ten, on page 107, to include the percentage of outstanding voting stock after the private placement for the two beneficial owners who own public warrants, assuming that the beneficial owner exercises the public warrants. We also direct your attention to the table on page 109, which details the amount of public warrants owned and the percentage of outstanding common stock after the private placement (assuming that the beneficial owner exercises the public warrants).

The holders of our Series A convertible preferred stock vote on an as-converted basis with the holders of Boulder’s common stock. Because the investor warrants replace the Series A convertible preferred stock after the redemption of the stock, the warrants would have no additional dilutive effect on Boulder’s common stock. Therefore, because the table includes the percentage of voting stock after the private placement (taking into account the Series A convertible preferred stock), by definition the table also takes into account the exercise of the investor warrants if the preferred stock is redeemed before conversion.

81.	For holders that are not natural persons, please revise to identify the natural person that would attributed the ownership of such securities.

We have revised the beneficial ownership table, on page 106, to include the names of the natural persons disclosed in Schedule 13G filings who are attributed ownership of the securities held by the entities as follows:

•	Glenn J. Krevlin for Glenhill Advisors, L.L.C.;

•	Oscar S. Schafer for O.S.S. Capital Management LP; and

•	Phillip Gross and Robert Atchinson for Adage Capital Partners GP LLC.

Securities and Exchange Commission

December 29, 2006

Unaudited Pro Forma Condensed Consolidated Financial Statements, page FS-3

82.	Please explain to us why the weighted average shares outstanding assuming maximum conversion is greater than the weighted average shares outstanding assuming no conversions.

The number of shares outstanding has been corrected on pages FS-11 and FS-12. In the initial filing, shares outstanding for purposes of maximum conversion included shares to be issued to TSG4, L.P., but did not account for the retirement of the shares subject to conversion.

83.	Please expand the mention of the secured debt financing on page FS-13 to disclose the expected timing of the financing. Clarify whether you expect to receive proceeds of $20 million on the revolving credit facility and disclose the extent you have included the effect of the revolving credit facility in the pro forma adjustments for the two scenarios. Disclose why the revolving credit facility has been classified as long-term in the maximum conversions scenario.

We have responded to this comment by adding the first four paragraphs on page FS-14 as part of Note I to the Unaudited Pro Forma Condensed Consolidated Financial Statements explaining Boulder’s secured debt financing and its expected timing.

In the same paragraphs on FS-14, we have explained how the effect of the revolving credit facility has been included in the two conversion scenarios and why the revolving credit facility has been classified as long-term in the maximum conversions scenario.

84.	Please expand the mention of the private placement to disclose the expected timing and basic terms.

We have responded to this comment by adding five paragraphs on page FS-13 as part of Note I to the Unaudited Pro Forma Condensed Consolidated Financial Statements explaining in detail the terms of the private placement and its expected timing.

Securities and Exchange Commission

December 29, 2006

II. Purchase Accounting Adjustment, page FS-14

85.	Provide a schedule showing the components of the total estimated purchase price of $491.6 million, including the amount of each of the adjustments, bonus payments, the estimated amount of expenses incurred by GFA in connection with the merger and other amounts. Reconcile to the $477.2 million cash paid at closing and the $465 million disclosed throughout the document. Discuss any assumptions underlying the estimated purchase price, factors that may result in a different purchase price and the likelihood of material changes to the expected purchase price from these factors.

To respond to this comment, we have:

•	Provided a schedule, on page FS-17, that discloses the components of the purchase price and shows that the purchase price has increased due to updated expenses.

•	Reconciled, on page FS-17 beginning with the line item that shows “Contracted purchase price per agreement,” the $465 million dollar purchase price disclosed throughout the document to the cash paid at closing, which has increased to $504,405,835 due to updated expenses

•	Discussed the assumptions underlying the estimated purchase price, factors that may change it and the likelihood of material changes in the second paragraph through the ninth paragraph under the caption “Purchase Accounting Adjustment,” on pages FS-15 and FS-16, and other assumptions in the schedule on page FS-17.

86.	Please discuss the purchase price adjustment for the difference between the amount of GFA’s cash before closing and certain types of indebtedness. Discuss the amount of adjustment that would result from balances as of the latest balance sheet presented and discuss any significant subsequent changes. Explain how this adjustment has been reflected in the pro forma financial statements.

To respond to this comment, we have:

•	Added paragraphs two and three under the caption “Purchase Accounting Adjustment,” on page FS-15, to discuss the purchase price adjustments.

•	Added a sentence in the middle of paragraph three under the caption “Purchase Accounting Adjustment,” on page FS-15 beginning with “For purposes of the assumed closing on September 30, 2006,” to disclose the amount of adjustment that would result as of September 30, 2006.

Securities and Exchange Commission

December 29, 2006

•	Disclosed how the adjustment was reflected in the pro forma financial statements by adding the last three sentences in paragraph three under the caption “Purchase Accounting Adjustment,” on page FS-16, and referencing the pro forma adjustment “Entry a” in the final sentence of the same paragraph.

87.	Please explain the potential impact to the purchase price from the bonus payments discussed on page 45. Explain whether the cash purchase price will be reduced by 60% for only the bonuses that are not payable until after the merger, or for the total bonuses, including amounts payable at closing. Quantify the amounts payable at closing. To the extent possible, quantify the amounts payable after the merger. Explain why the amounts payable after the merger have not been determined and, if possible, disclose the possible range of amounts or discuss any legal or practical limits on the amounts that may be payable. Clarify the treatment of bonus payments that are not approved by 75% of GFA stockholders and whether the entire amount of these bonuses will be excluded from the cash purchase price. Clarify how these amounts and the various contingencies have been treated for purposes of determining GAAP purchase price.

To respond to this comment, we have:

•	Added the fourth through eighth paragraphs of this section under the caption “Purchase Accounting Adjustment,” on page FS-16, to describe the potential impact of the bonuses.

•	Added the first sentence to paragraph five under the caption “Purchase Accounting Adjustment,” on page FS-16, to disclose that the cash purchase price will be reduced by 60% of the total bonuses, regardless of whether paid at or after the closing.

•	Added the fifth paragraph, beginning with the third sentence, under the caption “Purchase Accounting Adjustment,” on page FS-16, to quantify the amounts payable at and after closing and why the amounts payable have not been determined.

•	Added a seventh paragraph under the caption “Purchase Accounting Adjustment,” on page FS-16, to clarify that the cash consideration will be reduced by 40% of any bonuses that have not been specifically approved by at least 75% of GFA’s voting power.

•	Added a sixth paragraph under the caption “Purchase Accounting Adjustment,” on page FS-16, to discuss the GAAP treatment of the bonuses as additional merger consideration due to the fact that the amount of the bonuses will be determined at or shortly after the closing.

Securities and Exchange Commission

December 29, 2006

III. Pro Forma Adjustments, page FS-15

88.	Revise adjustment 2 to fully discuss the terms and conditions of the preferred stock and the accounting treatment.

Entry 2, on pages FS-18 and FS-22, now describes the number of shares of preferred stock issued, their par value and the price per share. It also cross references the reader to entry 5 for information on accounting for the conversion feature of the preferred stock.

89.	Please provide a discussion of pro forma adjustment 5. Explain the nature of the derivative liabilities. Tell us where the “preferred warrants” are described in the document. Explain the accounting treatment of the conversion feature, including how SFAS 133 and EITF 00-19 applies to the conversion terms of the preferred stock and how you determined the fair value of the conversion feature.

Entry 5, on pages FS-19 and FS-22, now describes the derivative liabilities associated with the conversion feature of the preferred stock.

The term “preferred warrants” has been deleted. As noted in our response to comment 15, the warrants issued together with the preferred stock continue the equity upside inherent in the conversion feature of the preferred stock, once the preferred stock is redeemed.

The second, third and fourth sentences of entry 5 describe the valuation of the conversion feature for GAAP purposes, applying the requirements of SFAS 133 and EITF 00-19.

90.	Please expand the description of pro forma adjustments (bb) and (jj) to disclose the interest rate and other applicable terms of the new notes.

Please see added disclosure for entries (bb), on pages FS-20 and FS-24, and (ii), on pages FS-21 and FS-25, (entry (jj) has been renamed (ii)), which describe the interest rates for the first and second lien facilities. Other applicable terms of the notes are described in entries 3 on FS-18 and FS-22.

91.	Please explain the nature of the expenses underlying pro forma adjustments (ee) and (mm). Adjustments should only include items that are directly attributable to the transactions and factually supportable. Please explain the factually supportable basis for the amounts of these adjustments.

Entries (ee) and (mm) in the initial filing represented the estimated additional general and administrative costs expected to occur as GFA, in effect, becomes a public company for the period ended June 30, 2006 and December 31, 2005, respectively. The intent was to inform the reader of the additional burden that will be incurred for such items as public reporting of financial results, Sarbanes-Oxley compliance, directors and officers insurance, and board of director costs. Since these costs are only estimates, they have been removed.

Securities and Exchange Commission

December 29, 2006

92.	Please expand the discussion of pro forma adjustments (nn) and (ff) to explain the basis for this adjustment and the method used to determine the amounts.

Entries (nn) and (ff) have been renumbered as (ll), on pages FS-21 and FS-25, and (ee), on pages FS-20 and FS-24, respectively. They have been revised to contain the same disclosures requested in comment 89 above.

93.	Please clarify the nature of pro forma adjustments (oo) and (gg). These adjustments appear to reflect the use of remaining cash after the offering, financing and transaction. It is generally not appropriate to reflect adjustments to record interest income from the expected use of proceeds or other pro forma adjustments that give effect to actions expected to occur after the transactions. Please revise accordingly.

Entries (oo) and (gg) , which have been renumbered as (mm), on pages FS-21 and FS-25, and (ff), on pages FS-20 and FS-24, remove interest income and interest expense that was recorded on GFA’s historical financial statements for the period ended June 30, 2006 and December 31, 2005, respectively. The interest expense was eliminated since the debt that existed on GFA’s balance sheet prior to the merger with Boulder will be retired at the time of the merger. Interest income was eliminated as well since the excess cash would be utilized to retire the debt and thus no interest income would be generated.

Financial Statements, page F-53

94.	Please note the updating requirements for the financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X.

We have updated the financial statements and the related disclosures throughout the proxy statement, including Selected Financial Data, through the quarter ended September 30, 2006.

Statement of Operations, page FS-54

95.	Disclose the nature and amount of the major components of selling, general and administrative expenses in a note or state them separately on the statement of operations for all periods presented.

GFA had responded to this comment by adding a note in each audited period presented that discloses the major components of selling, general and administrative expenses. The new notes are:

•	Note 13, on page FS-73;

Securities and Exchange Commission

December 29, 2006

•	Note 13, on page FS-87; and

•	Note 8, on page FS-96.

Statement of Cash Flows, page FS-56

96.	On the June 30, 2005, statement of cash flows, on page FS-48, we note the line item for amortization of management fees in the amount of $1,236,859. Yet, there is no related line item on the December 31, 2005, statement. Please tell us what this amount represents and why it is not included in the year-end statement.

GFA has reclassified the management fees line item that appeared on the June 30, 2005 statement of cash flows and included it as part of “prepaids and other” in the September 30, 2005 statement of cash flows that replaced the June 30, 2005 statement.

Note 1 – Summary of Significant Accounting Policies, page FS-57

97.	Expand the discussion of investments to disclose the proceeds from sales of the available for sale securities. Also, please tell us the amount of gross realized gains and gross realized losses during the periods presented.

GFA has revised the statement of cash flows, on page FS-64, to include a line item under the “Cash Flows From Investing Activities” section that discloses the proceeds from the sale of securities. GFA has also revised the statement of cash flows, on page FS-64, to include a line item under the “Cash Flows From Operating Activities” section that discloses the realized gains on sales of securities. There were no realized losses.

98.	Revise to disclose the major classes of your inventory (i.e. raw materials, work in process, finished goods, etc.)

GFA has revised the “Inventories” section, on page FS-65 (the ninth paragraph in Note 1), to disclose that its inventories consists of finished goods (not blacklined in printer’s proof). GFA’s only inventory is finished goods because it outsources its manufacturing.

Revenue Recognition, page FS-59

99.	Expand your revenue recognition disclosure in the footnotes to your financial statements to address each of the four criteria in SAB Topic 13. Disclose the return rights of your customers. On page 20 you discuss the situation of retailers returning unsold products even if return policies do not obligate it. Please revise the footnote and MD&A as

Securities and Exchange Commission

December 29, 2006

necessary to discuss this situation, how you have determined when revenue recognition criteria have been met, policies for treating returns, and the impact on the financial statements.

GFA has revised the “Revenue Recognition” section, on page FS-67, (the third paragraph) to address the criteria of SAB Topic 13 and to disclose that GFA sells products to customers without the right of return.

We have added a disclosure to the middle of the slotting fees and customer charges risk factor on pages 19 and 20 indicating that GFA does not grant its customers a right of return. The risk factor goes on to describe the risk that industry developments might require GFA to accept returns in the future (in which case, GFA would revise its revenue recognition policies and disclosures accordingly).

As GFA does not grant return rights to its customers, no description of return rights has been added to MD&A.

Note 3 – License, page FS-60

100.	Please disclose the terms of your license agreement, including the amount of minimum royalties, the terms of additional royalties and the amount and nature of future commitments.

GFA has revised Note 3 by adding the third and fourth sentences of the first paragraph, on page FS-68, to disclose the terms of the licensing agreements and to disclose the method for determining the amount of future royalties (not blacklined in printer’s proof). The license agreement does not contain minimum royalty amounts, nor does it provide for future commitment amounts. The royalty amounts due are based on a formula, as specified in the agreement, tied to the percentage of oil and/or fat used in the licensed products. In addition, the amount of royalties due are reduced by certain costs incurred by GFA to defend lawsuits against patent infringements.

Securities and Exchange Commission

December 29, 2006

Note 7 – Shareholders’ Equity, page FS-62

101.	On page FS-63 you discuss Fitness Foods’ put option. Please tell us whether you considered it probable that the put option would be exercised as of December 31, 2005. Tell us how you determined there should not be any accounting treatment for the put option. Provide us with the source in the accounting literature you relied on for your conclusions.

No fair value was accorded to the put option, as a change of control event was considered remote (FAS 150, paragraph 10). In addition, when the offer to acquire the company was made in June 2006, the put option was waived for no consideration.

Note 8 – Commitments and Contingencies, page FS-63

102.	Revise to discuss your commitments to purchase oil in the notes to the financial statements.

GFA has revised the “Commitments and Contingencies” section, on page FS-71, by adding a subsection “Oil Commitment,” as the final paragraph, to disclose GFA’s commitment to purchase oil during 2007 (not blacklined in the printer’s proof).

Note 9 - Related Party Transaction, page FS-63

103.	On page FS-64 you state you have recorded amounts related to a service agreement with GFA Ohio as “due from related party” on the balance sheet. You also state that certain amounts have been expensed related to this agreement. Since GFA Ohio is your wholly owned subsidiary, all related party transactions with this entity should be eliminated in the consolidation and thus no related party balances should appear in the financial statements. Please explain to us why your financial statements reflect related party transactions with your subsidiary. Alternatively, revise to eliminate all inter-company transactions from the financial statements and update your footnotes accordingly. Also, explain to us your basis for recording a related party bonus accrual of $1,270,960 as of June 30, 2006. Tell us why this bonus is also not eliminated in consolidation.

GFA Ohio is not a wholly owned subsidiary of GFA Holdings, Inc. and therefore, GFA’s financial statements do not reflect related party transactions with GFA Ohio. In the second and third paragraphs to Note 1, on page FS-65, GFA explains that it only acquired certain assets from GFA Ohio.

The bonus was accrued in accordance with the specific terms of the Transitional Services Agreement, as described in the first two paragraphs of Note 9, on page FS-71, which provides

Securities and Exchange Commission

December 29, 2006

for a bonus based on EBITDA. The accrual is not eliminated in consolidation as it is payable to GFA Ohio, which is not a subsidiary of GFA Holdings, Inc. The amount of the accrual has been updated through September 30, 2006.

Note 3 – Acquisition, page FS-73

104.	Please revise to disclose the components of the purchase price, including the amount of cash, the number of shares of equity interests issued, the value assigned to those interests, and the basis for determining that value. Provide all other disclosures required by SFAS 141.

GFA has revised the first two paragraphs under the caption “Note 3-Acquisition,” on page FS-81, to disclose the components of the purchase price and all other disclosures required by SFAS 141.

105.	In the 2004 statement of cash flows on page FS-70, you report $90,703,532 of net cash paid for the asset acquisition of your subsidiaries. The March 31, 2004, statement of cash flows of GFA Brands and Fitness Foods on page FS-83 reports $82,000,000 of proceeds from the sale of the food distribution business. Please reconcile these amounts to the GAAP purchase price of $107 million discussed in Note 3.

The purchase price of New Industries Corp. acquisition was $85,535,962. Of this amount, $82,000,000 was paid in cash and $3,535,962, the value of the net assets acquired, was financed through related party debt. In addition, Fitness Foods, Inc. contributed $10,000,000 to GFA Holdings, Inc. in exchange for common stock, and the deal costs paid were $11,603,532 for a total acquisition cost of $107,139,494. Cash paid included $82,000,000 plus deal costs of $11,603,532, for a total of $93,603,532. Included in the assets acquired was $2,900,000 in cash, reducing the net cash paid to a total of $90,703,532.

106.	On page FS-73 you provide disclosure for the assets acquired and the liabilities assumed for “GFA Acquisition” and “FFI Contribution”. Revise to clarify if these terms represent New Industries Corporation (or GFA Ohio) and Fitness Foods, Inc., respectively. Also revise to separately report the goodwill and intangible assets recorded for each entity acquired.

GFA has revised the table in Note 3, on page FS-82, to clarify that the terms represent New Industries Corporation and Fitness Foods. The chart has also been revised to report the goodwill and intangible assets (trademarks inclusive of patent technology) separately. These changes are not blacklined in the printer’s proof.

Securities and Exchange Commission

December 29, 2006

107.	Please explain how you determined the acquisitions of GFA Ohio and Fitness Foods should be accounted for using the purchase method, with GFA Holdings Inc. as the acquiring entity. Please provide an analysis of the pertinent facts and circumstances considered, including each of the matters discussed in paragraphs 17(a) – (e) of SFAS 141. Tell us if the shareholders of GFA Ohio and Fitness Foods, Inc. have control of the company post-merger. Expand MD&A and the notes to the financial statements to provide appropriate discussion of the accounting treatment of the merger.

GFA Holdings, Inc. (“Holdings”), a Delaware corporation, and its wholly-owned subsidiary, GFA Brands, Inc., a Delaware corporation, were created as a holding company and operating company, respectively, for the acquisition by the operating company of (1) certain assets of New Industries Group, Inc. (an Ohio corporation formerly known as GFA Brands, Inc., or “GFA Ohio”), in exchange for $82 million cash, and (2) certain assets of Fitness Foods, Inc. (“FFI”) in exchange for common stock valued at $10 million. The targets, GFA Ohio and FFI, were both owned by members of the Harris family, who are not related to the controlling stockholder of Holdings, the Shansby Group. GFA Ohio did not receive equity in the transaction, and the equity that FFI received represents a 16.88% minority interest in Holdings. As a result, GFA accounted for the transaction as a purchase, with Holdings being the acquiring party.

The following summarizes the equity issued in the formation of Holding and its acquisition of assets from FFI:

•	The Shansby Group contributed $53,628,533 for 49,240 shares of Class L Common Stock and 443,163 shares of Class A-1 Common Stock in exchange for an 83.12% ownership interest in Holdings; and

•	FFI contributed $10,000,000 worth of assets for 10,000 shares of Class L Common Stock and 90,000 shares of Class A-1 Common Stock in exchange for a 16.88% ownership interest in Holdings.

With respect to matters discussed in paragraphs 17 (a) – (e) of SFAS 141 regarding the acquiring entity in a business combination effected through an exchange of equity interests; Holdings, as opposed to FFI, is considered the acquiring entity after the combination because (a) its owners, the Shansby Group (rather than the owners of FFI, the Harris family), retained the larger portion of the voting rights of the combined entity, i.e., an absolute majority consisting of 82.12% of Holdings’ voting stock, (c) the composition of the governing body of Holdings is controlled by the Shansby Group via its 82.12% ownership of Holdings’ voting stock; and (d) the composition of senior management of the combined entity is dominated by Holdings’ management rather than FFI’s management.

Securities and Exchange Commission

December 29, 2006

GFA has added a discussion of the accounting treatment of the merger in the following places:

•	A new third paragraph of GFA’s MD&A on page 85;

•	The third paragraph of note one on page FS-56;

•	The third paragraph of note one on page FS-65; and

•	The third paragraph of note three on page FS-81.

108.	Please tell us how you determined the value of the intangible assets and why you believe these intangible assets have indefinite lives.

The value of the intangibles was determined by an independent third party valuation specialist using various fair value measurement methodologies. We are providing a copy of the valuation supplementally under separate cover for the staff’s information. The intangibles consist of trade marks, inclusive of patented technology. Based on pages 31-33 of the valuation, GFA believes these assets have an indefinite useful life because it expects the Smart Balance® and Smart Beat® product lines to continue generating sales even after the related patents expire due to the brand recognition associated with these product lines.

Note 8 – Shareholder’s Equity, page FS-76

109.	Disclose the private placement of 443,163 shares in the notes to the financial statements. Tell us if the shares were sold to third or related parties.

GFA has revised the first sentence of the first paragraph of Note 8, on page FS-84, to disclose the private placement of the 443,163 shares and to disclose that the shares were sold to unrelated third parties (not blacklined in the printer’s proof).

110.	On the statement of shareholders’ equity, we note the issuance of 25,123 shares of Class A-2 common stock to employees with a recorded value of $25,123. Tell us the reason the shares were issued. Tell us your basis for valuing these shares at $1 per share when you sold Class A-1 and L shares for $109 per share in the same year ended December 31, 2004.

GFA has advised as follows:

In connection with the incorporation of the Company and the acquisition of GFA Brands, Inc., the Company issued 553,163 Class A-1, $.001 par value common shares (including 443,163 shares for cash to unrelated parties as the initial capitalization) and issued 59,240 Class L, $.001 par value common shares (including 49,240 shares for cash to unrelated parties as the initial capitalization).

Securities and Exchange Commission

December 29, 2006

The price of each class of stock was as follows:

Class A-1	$8.18 per share
Class L	$1,000 per share

Class	Shares	Per share price	Total cost
Class A-1	533,163	$8.18	$4,363,532
Class L	59,240	1,000	59,240,000

Total	592,403	$107.36	$63,602,532

The Class A-1 common stock is referred to as the “Voting Class A Common Stock”, and the holders of the Voting Class A Common Stock have all voting rights pertaining to the stock of the Company.

The shares of Class L common stock are entitled to receive all distributions until there has been paid an amount equal to the Class L Base Amount ($1,000 per share), plus an amount sufficient to generate an internal rate of return equal to 10% per annum, compounded quarterly. After fulfilling the requirement of the Class L shares, any additional distributions will be made to the Class A shares.

In October 2004, the Company issued 25,123 Class A-2 shares, $.001 par value to certain long-standing employees of the Company at a price of $1.00 per share to allow the employees to participate in the growth of the Company. Unlike the A-1 shares, the A-2 shares are non-voting and represent a minority interest in the Company.

Form 10-K filed for the period ending December 31, 2006

111.	We note your disclosure in your 10-K’s and 10-Q’s that your “Chief Executive Officer concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission.” Revise to clarify, if true, that your officers concluded that your

Securities and Exchange Commission

December 29, 2006

disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

As a shell company, Boulder presently has no employees. Therefore, there currently is no issue with respect to accumulating and communicating information to management. Boulder’s management is responsible for accumulating and processing information for 1934 Act reporting purposes. After a business combination is consummated, Boulder will make appropriate revisions to the description of its disclosure controls and procedures, in the Form 10-Ks and Form 10-Qs it files thereafter, to include management’s evaluation of the effectiveness of controls and procedures in ensuring that the necessary information is accumulated and communicated to management, including Boulder’s CEO and CFO, to allow timely decisions regarding required disclosures.

Annex A: Agreement and Plan of Merger

112.	Your merger agreement makes references to several schedules which do not appear to have been filed. Please file these schedules or provide an analysis supporting their exclusion.

There are 171 pages of disclosure schedules. Boulder believes that including them in the proxy statement would not be helpful for investors, due to their bulk and the fact that they do not contain information that is material to a shareholder vote on the merger.

Other:

All other changes are primarily updating or conforming changes.

We have included blanks for disclosures about a proxy solicitation firm under the next to the last question on page 10. Boulder is in the process of engaging a solicitation firm.

Due to oddities of the printer’s blacklining software, the following portions of the document are blacklined in the printer’s proof but either have no changes or have fewer changes than the blacklining indicates:

Pro Forma Adjustment Entries (pages FS-18, FS-21, FS-22, FS-24 an FS-25); and

First paragraph of Note 7 – Shareholders’ Equity (page FS-70), to which there were no changes.

Securities and Exchange Commission

December 29, 2006

Please contact me if you would like us to hand mark any lengthy blacklined passages to identify the specific changes in the text, e.g., in the Pro Forma Adjustment Entries.

*****************************

As requested by the staff, we have attached a separate letter acknowledging that Boulder is responsible for the accuracy of its disclosures, that the Commission is not foreclosed from taking action with respect to its filing and that Boulder may not use the staff comments as a defense in any proceeding.

Please contact me if you need any additional information. The private placement investors are very anxious for Boulder to hold its stockholders meeting as soon as possible in order for the investors to deploy their funds in this investment. Accordingly, the staff’s prompt attention to this filing would be most appreciated.

Sincerely,

/s/ Linda Y. Kelso
Linda Y. Kelso

Enc.

cc:	Stephen B. Hughes

Robert S. Gluck

James E. Lewis

BOULDER SPECIALTY BRANDS

6106 Sunrise Ranch Drive

Longmont, Colorado 80503

(303) 682-1982

December 29, 2006

Mail Stop 3561

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-9303

Attention:	Mr. Duc Dang
Mr. John Reynolds

Re:	Boulder Specialty Brands, Inc.
Proxy Statement on Schedule 14A
Filed October 27, 2006
File No. 000-51506
Form 10-K for the Year Ended December 31, 2005
File No. 000-51506

Gentlemen:

This letter accompanies the letter prepared by Foley & Lardner LLP which includes responses to your comment letter dated December 12, 2006. As requested in your comment letter, Boulder Specialty Brands, Inc. (the “Company”) hereby acknowledges that:

•	the Company is responsible for the accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initialed by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ James E. Lewis
James E. Lewis
Vice Chairman